Civeo Corporation
Three Allen Center
333 Clay Street, Suite 4980
Houston, Texas 77002
September 2, 2022
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Nana McLean

Re:	Request for Acceleration of Effectiveness of
Registration Statement on Form S-3 (File No. 333-267148)
Ladies and Gentlemen:
Civeo Corporation hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (Registration Statement No. 333-267148) be accelerated so that the Registration Statement will become effective on Wednesday, September 7, 2022, at 2:00 p.m., Eastern time, or as soon as practicable thereafter.
We request that we be notified of such effectiveness by a telephone call to Tull Florey of Gibson, Dunn & Crutcher LLP at (346) 718-6767.

Sincerely,

CIVEO CORPORATION

By:	/s/ Carolyn Stone
Carolyn Stone
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Tull R. Florey, Gibson, Dunn & Crutcher LLP